599 LEXINGTON AVENUE | NEW YORK | NY | 10022-6069
WWW.SHEARMAN.COM | T +1.212.848.4000 | F +1.212.848.7179

212-848-7669
646-848-7669 (Fax)

WRITER’S EMAIL ADDRESS:

john.reiss@shearman.com

June 4, 2010

Via Email and EDGAR Correspondence Filing

Ms. Kimberly Browning
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re: Citigroup Alternative Investments Multi-Adviser Hedge Fund Portfolios LLC (the “Fund” or the “Company”)
(File Nos. 333-149979 and 811-21190)

Dear Ms. Browning:

This letter responds to comments that you, along with Richard Pfordte, provided by telephone on May 25, 2010 to the Company’s PRE-14A filing dated May 12, 2010 (the “Proxy Statement”) .  Below, I identify your comments and offer our responses.  General comments are addressed first, and thereafter our responses are organized in the order that the text relevant to the comments appears within the Proxy Statement1.  We have included, in our email distribution to you, a revised version of the Proxy Statement, in blackline form, highlighting proposed changes for the definitive filing.

I.	General Comments

1.	COMMENT: You commented that we should supplementally explain how the SkyBridge Transaction complies with Section 15(f) of the Investment Company Act.

1 Capitalized terms used herein but not defined have the meaning ascribed to them in the Proxy Statement.

ABU DHABI  |  BEIJING  |  BRUSSELS  |  DÜSSELDORF  |  FRANKFURT  |  HONG KONG  |  LONDON  |  MENLO PARK  |  MILAN  |  MUNICH
NEW YORK  |  PARIS  |  ROME  |  SAN FRANCISCO  |  SÃO PAULO  |  SHANGHAI  |  SINGAPORE  |  TOKYO  |  TORONTO  |  WASHINGTON, DC

SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.

Ms. Kimberly Browning

RESPONSE:  Section 15(f), by its terms, is a “safe harbor” provision, which is to say that an adviser has a choice whether or not to seek to take advantage of the relief afforded by the Section.  The choice whether to rely on Section 15(f) in this case rests principally with CAI as seller of its interest in the advisory business serving the Company.

In any event, we confirm that CAI and SkyBridge intend to comply with the safe harbor requirements of Section 15(f), and SkyBridge has covenanted as to such compliance in the purchase agreement for the SkyBridge Transaction.  The Company’s Board consists of four members, three of whom (75%) are independent for purposes of Section 15(f), and we expect that the Company will maintain the 75% ratio for the requisite three-year period.

In addition, we are aware of no actual or potential “unfair burden” of the type contemplated by Section 15(f).  No increase in advisory or other fees is contemplated.  Nor is there contemplated any increase in the allocation of expenses of the Company as between the Company and the Company’s investment adviser or its affiliated persons. SkyBridge has informed us that there is no obligation, express or implied, to engage CAI-related parties to service the Fund in any manner that is different from, or more expensive than, that existing prior to contemplation of the transaction.  (The only such continuing relationship of which we are aware is that Morgan Stanley Smith Barney will continue to serve as a placement agent for the Fund’s shares with no changes planned to either level of services or fees.)

2.	COMMENT: You asked whether the Board considered other bids for a new advisory agreement for the Fund.

RESPONSE:  The Board was presented with and considered the proposed advisory agreement with SkyBridge, and determined that appointment of SkyBridge as the Fund’s new investment adviser is in the best interests of the Fund and its shareholders.  The Board did not solicit or consider additional bids for investment advisory services.  We do note that CAI informed the Board that Citigroup ran an auction process in connection with the sale of the business whereby several parties were engaged and ultimately SkyBridge was selected based on a number of factors.

3.	COMMENT: You asked us to confirm that all information required by Item 22c of the Schedule 14A instructions is included in the Proxy Statement.

Ms. Kimberly Browning

RESPONSE:  We confirm that all relevant information required by Item 22c is included in the revised Proxy Statement.

4.
COMMENT:  You asked that the descriptions of the Board’s deliberations at their October 6, 2009 and May 4, 2010 meetings, previously included as Annex B and Annex C to the Proxy Statement, be integrated into the body of the Proxy Statement.

RESPONSE:  We have integrated the Board’s deliberations into the text of the Proxy Statement as requested.

5.	COMMENT: You asked that we disclose the purchase price for the SkyBridge Transaction.

RESPONSE:  For your reference, the purchase price to be paid by SkyBridge for the acquired CAI businesses includes an initial payment to be made at the closing and variable payments to be made over time based on the performance of the businesses.  SkyBridge has also agreed to make certain investments in other CAI products, which will allow Citigroup to withdraw, prior to the scheduled redemption dates, the capital it has invested in such products.  We do not, however, propose to add further disclosure of these terms in the Proxy Statement.

We note that pursuant to the last sentence of Section 15(c) of the Investment Company Act, an investment company's board is directed, when approving a firm’s advisory contract, to disregard the purchase price paid for the firm in connection with a transaction of the type described in Section 15(f).  This establishes a clear policy view on the part of Congress that purchase price is not material to consideration of a firm’s advisory contract for either the fund's board of directors or, by logical extension, for shareholders considering the contract under a proxy statement.

Further supporting that view is the large number of investment company proxy statements of which we are aware that do not disclose the purchase price for the transactions involved.  There thus appears to be a broad consensus that the purchase price is, often, not a material factor to be considered by shareholders.  We share that view here.

II.	Notice of Special Meeting of Shareholders

1.	COMMENT: You stated that using the phrase “transition” in regards to the Fund’s investment advisory arrangements may be misleading, as the current agreement will terminate.

Ms. Kimberly Browning

RESPONSE:  We have amended the language in the Notice and conformed the Proxy Statement throughout to clarify that shareholders are being asked to approve a new advisory agreement with SkyBridge, and that the current advisory agreement with CAI will automatically terminate upon the closing of the SkyBridge Transaction.  While we do not agree that the phrase was unclear or misleading as used in our prior draft, especially since it was generally followed immediately by references to a “new agreement,” all references to “transitioning” the Fund’s advisory arrangements have now been removed.

III.	Q&A Section

1.	COMMENT: You asked that we disclose whether SkyBridge has managerial experience with registered fund clients.

RESPONSE:  We have added language clarifying the composition of SkyBridge’s advisory clients and assets under management in a footnote in the Q&A section and under “General Information about SkyBridge- Executive Officers and Directors.”

2.	COMMENT: You requested that we make clear in the Proxy Statement when the “assignment” of the Fund’s current advisory agreement with CAI will occur.

RESPONSE:  We have added language in the Q&A section and under “Proposal- Approval of New Investment Advisory Agreement with SkyBridge” clarifying that the assignment and termination of the Fund’s current advisory agreement will occur upon the closing of the SkyBridge Transaction.

3.
COMMENT:  You asked whether the phrasing that Mr. Nolte and the Fund’s investment team are “expected” to join SkyBridge implies that there are further undisclosed conditions to this happening.  You also stated that it is unclear what “significant involvement in the Fund’s operations” means, and asked that we clarify this statement with respect to the Fund’s investment team.

RESPONSE:  We confirm that Mr. Nolte and the Fund’s investment team have agreed to join SkyBridge upon the closing of the SkyBridge Transaction.  We are aware of no further material conditions to the agreement between SkyBridge and Mr. Nolte or members of his team.  We have amended the language in the Q&A section and conformed the remainder of the Proxy Statement accordingly.  We confirm that the

Ms. Kimberly Browning

investment team that has agreed to join SkyBridge includes all investment professionals currently responsible for the management of the Fund’s day-to-day operations.  We have amended the language in the Q&A section accordingly.

4.
COMMENT:  You asked us to further explain the statement “The integration of Mr. Nolte’s investment team with SkyBridge’s marketing, risk management and operational infrastructure teams is expected to create significant operating leverage.”  You noted that this statement seems to imply that the resources available to the Fund’s portfolio management team will be greater with SkyBridge than they had been with Citigroup.

RESPONSE:  We agree that is the implication and have confirmed that both SkyBridge and Mr. Nolte and his team believe that to be the case.  We note that the distribution channels available to the Fund are anticipated to increase as a result of the SkyBridge Transaction, as certain large brokerage firms that compete with Citigroup have been unwilling to prominently feature a Citigroup-sponsored product and that impediment to the Fund’s distribution will be removed.  As such, growth opportunities for the Fund are expected to be greater with SkyBridge than they have been with CAI.  Additionally, it is expected that expertise of current SkyBridge personnel in the areas mentioned will add value to the advisory capabilities of the Fund’s management team.  Particularly at the senior level, there will more hedge fund management and investment experience in the combined organization relative to that dedicated to the Fund today.  In light of these factors, we do not propose any changes to the referenced language in the Q&A section.

5.
COMMENT:  You asked that we make clearer any differences in terms (e.g., fees) between the current advisory agreement and the proposed new agreement with SkyBridge.  You noted in particular our use of the phrase “substantially similar” in the Q&A section.  You cited several additional examples throughout the Proxy Statement where you thought the disclosure should be improved in this regard, including where the interim advisory agreement is compared with the current advisory agreement.  You stated that a materiality standard should be used, and any material differences should be disclosed or explained.

RESPONSE:  We have clarified the disclosure in the Q&A section and throughout the Proxy Statement to note that there are no material differences between the current advisory agreement and proposed advisory agreement, other than the identity of the investment adviser.  We also note that, aside from duration, escrow of fees, and identity of the investment

Ms. Kimberly Browning

adviser, the interim advisory agreement is not materially different from the current agreement.

6.
COMMENT:  You referred to the statement “There will be no immediate change to any of the Fund’s other service providers”.  You asked whether any changes are planned for the future and whether the CAI’s administration services would be retained by the Fund.

RESPONSE:  We confirm that no changes are planned to the Fund’s other service providers, and we have amended the language in the Q&A section accordingly.  CAI’s administration services will not be retained, and we have specified this accordingly.

IV.	Summary of Proposed Investment Advisory Agreement, Investment Process

1.
COMMENT:  You asked us to explain how the phrase “with assistance from SkyBridge personnel” fits into the following sentence:  “If the Proposed Investment Advisory Agreement is approved by shareholders, it is expected that the current portfolio management team, with assistance from certain SkyBridge personnel, will continue to manage the assets of the Fund in accordance with the investment process described below, which will represent a continuation without interruption of the investment program employed by CAI on behalf of the Fund since the Fund’s inception.”  You also asked us to clarify whether there will be any material change in Fund’s investment objectives, investment strategy, or risks in connection with the SkyBridge Transaction.

RESPONSE:  The Fund’s current investment team, upon moving to SkyBridge, plans to manage the Fund in accordance with the same investment process and program currently employed by CAI.  There are no material changes planned to the Fund’s investment objectives or investment strategies, and no new material risks anticipated.  A small number of current SkyBridge personnel will be integrated into the Fund’s investment team in supporting roles.  We have amended the language in the Proxy Statement to clarify these points.

V.	May 4, 2010 Board Meeting (formerly Annex C)

1.
COMMENT:  You asked that we provide further explanation of the following sentence from the Proxy Statement:  “The Board discussed a possible expense cap, but accepted SkyBridge’s view that such a cap was not warranted at this time in light of the Fund’s anticipated expenses.”

Ms. Kimberly Browning

You asked in particular what materials the Board reviewed in making this determination.

RESPONSE:  SkyBridge informed the Board that they did not anticipate an increase in the Fund’s expenses.  As noted in the Proxy Statement, SkyBridge provided and the Board reviewed projections of the Fund’s expense ratio under various economic scenarios going forward.  After consideration and discussion, the Board determined that an expense cap was not warranted at this time.  We have amended the language in the Proxy Statement to clarify these points.

VI.	Information Relating to Voting Matters

1.	COMMENT: You asked that we clarify the methods by which a proxy may be revoked, and whether voting may be done via the internet.

RESPONSE:  We have added language in this section clarifying that proxies may be revoked by any method by which they may be given.  Proxies may be given via the internet, and we have added language providing instructions for same.

           The Company acknowledges that should the U.S. Securities and Exchange Commission (the “Commission”) or its staff (the “Staff”), acting pursuant to delegated authority, confirm that all of their comments to the Proxy Statement have been adequately addressed, it does not foreclose the Commission from taking any action with respect to the Proxy Statement.  In addition, the Company acknowledges that the action of the Commission or the Staff, acting pursuant to delegated authority, in confirming that all comments to the Proxy Statement have been adequately addressed, does not relieve the Company from their full responsibility for the adequacy and accuracy of the disclosures in the final Proxy Statement.  The Company further acknowledges that they may not assert such comment process as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe our responses above adequately address all of your comments.  Should you have any questions, please do not hesitate to contact me at (212) 848-7669 or my colleague Nathan Greene at (212) 848-4668.

Very truly yours,

/s/ John D. Reiss

John D. Reiss

cc:	Richard Pfordte (SEC)
Nathan J. Greene (S&S)